Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Transco Employee Issues Take Center Stage at Riley’s Quarterly Update Meetings

Rick Riley, vice president of energy delivery, used his regular quarterly employee meetings to provide an update on the transmission business spin-off and merger and introduce employees to Joe Welch, president, chairman and chief executive officer of ITC Holdings Corp. In all, six informal meetings were held July 10-12 across Entergy, which provided an excellent forum for employees to get a sense of how they will be affected by the spin-off and merger, ask questions about the transaction, and learn more about ITC’s company culture first hand from its leader.

Most of the presentation centered on projected employee impacts resulting from the Transco transition, which Riley and Welch addressed at length.

“Our group is being impacted by many major changes, and change brings uncertainty,” Riley said. “That’s why we want to provide an open and transparent process. There are a lot of moving parts with these business transactions, and I know many of you want to know exactly how you will be affected. Please rest assured that as soon as we get information, we will share it with you.”

On the topic of employee impact, Welch described his own experience with other transactions over the course of his career. The first was Detroit Edison’s divesture of its transmission assets in 2003.

“During the Detroit Edison spin-off I was in your place, and I wanted to know, what’s going to happen to me?” Welch said. “I developed strong feelings about how employees would be treated in a spin-off because I was one of them.”

Welch continued, “This transaction, if approved, will double ITC’s size. We foresee robust investment opportunities that will lead to continued growth. And with that growth will come new opportunities for all of you. We need your skills and talents to operate this system, and our goal in this transaction is to ensure that you are treated right.”

“Our vision is to continue being best-in-class in safety performance and operations, an employer of choice for all of you and a strong community partner in the areas we will now serve with this transaction.”

Riley went on to describe the employee transition process.

“There are 15 implementation teams all working toward a goal of seamless transition to Day One operations,” Riley said. “The joint staffing team is focusing on the selection process for employees who will move to ITC, based on the balance of their responsibilities in transmission, distribution and shared services.”

Riley noted that names of specific employees in the new organization will not be available until the selection process is completed, which is expected to take place in late 2012 or early 2013. He clarified that the process needs to address the different types of employee scenarios. For example, those employees who perform only transmission-related work will become Transco employees since Entergy will no longer have a transmission business after the spin-off and merger.

“However, there are many of you out there who do both transmission and distribution work, and we need to develop the best selection process, taking into account your desires along with many other factors such as the skills that will be needed by both companies,” said Riley.

The process for bargaining-unit employees will be determined after discussions with union representatives. Questions specific to bargaining-unit employees may be addressed through the respective bargaining-unit representatives.

Riley noted that there will be a separate selection process for shared-services employees, such as those in finance, human resources, information technology, legal and communications, who will be needed to support the transmission business.

The meetings also offered Riley an opportunity to share updates on the company’s move to the Midwest Independent Transmission System Operator, Inc. regional transmission organization, also known as MISO. In May, Entergy received conditional approval in Louisiana to transfer functional control of transmission facilities to the MISO. The company is awaiting MISO rulings in other retail jurisdictions while simultaneously preparing for Transco regulatory filings.

Approvals for the transmission spin-off and merger with ITC will be sought in Louisiana, Arkansas, Mississippi, Texas, Missouri and the City of New Orleans, as well as with the Federal Energy Regulatory Commission.

Noting the day-to-day work responsibilities, as well as the major changes affecting his team, Riley addressed what might cause potential distractions for employees and encouraged all to stay focused on the work at hand and the safety of the team.

Riley also reminded employees that the latest Transco information is available in myEntergy company news and on the Transmission Merger employee intranet site.

Joe Welch and Rick Riley in New Orleans.

Employees in New Orleans and in all meeting venues participated in Q&A sessions with Riley and Welch.

Joe Welch speaks to employees in Pine Bluff.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, and Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (ii) the following transactional factors (in addition to others described elsewhere in this presentation and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Transco and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Important information and Where to Find It

ITC and Transco will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.